[Vyyo Logo]

July 16, 2007

Andrew Mew
Senior Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Mew:

On June 19, 2007, Vyyo Inc. (the “Company”) requested that the deadline for responding to your letter dated April 26, 2007 containing comments to the Company’s Form 10-K for the fiscal year ended December 31, 2006 be extended from July 2, 2007 to July 17, 2007.

We appreciate your approval of our initial request. The Company is continuing to prepare its response to your letter. However, the Company needs additional time to complete its response; accordingly, the Company respectfully requests that the deadline for submission of a response be extended to July 31, 2007.

We sincerely appreciate your consideration of our request. If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard
General Counsel and
   Corporate Secretary